Evertect AG
Grafenauweg 8
6300 Zug, Switzerland

October 31, 2024

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	SiSi Cheng Claire Erlanger Jay Ingram Thomas Jones
Re:	Evertect AG Draft Registration Statement on Form 10-12B Submitted September 6, 2024 CIK No. 0002035989

Ladies and Gentlemen:

Evertect AG (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated October 3, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 (the “Registration Statement”) of the Company. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to the Commission, pursuant to the policy announced by the Commission on June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020, for non-public review by the Staff prior to the public filing of the Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Draft Registration Statement on Form 10-12B

Cover Page

1.
We note your disclosure here that you “intend to apply to list Company Shares on the (the “Stock Exchange”).” We also note your disclosure on page 5 that Parent may waive any of the conditions for closing, one of which is that “The Stock Exchange will have approved the listing of the Company’ Shares, subject to official notice of issuance.” Please revise your cover page to clarify whether the spinoff is contingent upon The Stock Exchange’s approval of your listing application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 35 and 57 of Amendment No. 1 to clarify that the spinoff is contingent upon the Stock Exchange’s approval of the Company’s listing application.

Market and Industry Data, page iii

2.
Your statements that: (i) the estimated market and industry data included in this information statement is inherently uncertain and imprecise; and (ii) investors are cautioned not to place undue reliance on such market and industry data or any other such estimates may imply an inappropriate disclaimer of responsibility with respect to the third-party information. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iv of Amendment No. 1 to delete each of the statements above.

Business Strategy, page 2 (Summary)

3.
We note your disclosure on pages 2 and 92 that you “have a strategy of accelerated growth to achieve our ambition of $20 billion in revenues and more than $5 billion of Adjusted EBITDA by 2030.” If you choose to retain these projections, please revise your document to disclose management’s reasonable basis for these projections. Also, disclose any underlying assumptions, whether you have independent support for your projections, and any uncertainties and limitations on your projections. In addition, disclose net income (loss) and earnings (loss) per share. For guidance, see Item 10 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 99 of Amendment No. 1 to delete the statements above.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Business Strategy, page 2 (Summary)

4.	Please expand the appropriate section to discuss, if material, the “certain trading operations” mentioned in the first paragraph on page F-9.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company’s trading operations are not material to the Company’s business, the Company has revised the disclosure on page 102 of Amendment No. 1 to provide additional information regarding its trading operations.

Our goodwill and long-lived assets represent a substantial amount of our total assets, page 26 (Risk Factors)

5.	Please expand the disclosure in this risk factor to state the percentage of goodwill and intangible assets compared to your total assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 30 of Amendment No. 1 to state the percentage of goodwill and long-lived assets compared to total assets for the Company and its subsidiaries.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities, page 37 (Risk Factors)

6.
Once you have identified your named executive officers and directors, please revise the disclosure on page 37 to identify your officers and directors that are located outside of the United States. Also, include a separate “Enforceability” section addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure to identify its officers and directors that are located outside of the United States, if any, and address the challenges of bringing actions and enforcing judgments and liabilities against such individuals, if applicable, in a future pre-effective amendment once the Company has identified its named executive officers and directors, which the Company currently expects to do in January of 2025.

If the Separation and Distribution, together with certain related transactions, page 42 (Risk Factors)

7.	Please revise here and on page 56 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47 and 60 of Amendment No. 1 to clarify that the condition that the Company receives an opinion from outside counsel is currently waivable, but that the Parent Board of Directors does not currently intend to waive this condition.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Certain of our executive officers and directors may have actual or potential conflicts, page 43 (Risk Factors)

8.
You disclose that certain of your executive officers and directors may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail in an appropriate place in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the requested information in a future pre-effective amendment once the Company has identified its executive officers and directors, which the Company currently expects to do in January of 2025.

Certain entities or assets that are part of the separation may not be transferred, page 45 (Risk Factors)

9.
You disclose that certain entities and assets may not be transferred prior to the distribution because they are subject to foreign government or third-party approvals, and you cannot assure such transfers will ultimately occur or not be delayed for an extended period of time. Please describe more fully the entities and assets involved, as well as the foreign government and third-party approvals that are required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company currently anticipates that all material transfers of entities and assets will occur without material delays. The Company has revised the disclosure on pages 49 and 58 of Amendment No. 1 accordingly.

Capitalization, page 67

10.	Please revise your capitalization table to address the following:

•	Separate the line item “cash and cash equivalents” with a double underline to clearly separate it form your capitalization.

•	Replace “total liabilities” with details of your long term debt and current maturities of long term debt.

•	Remove “total liabilities and equity” as that amount should be the same as “total capitalization.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of Amendment No. 1 to separate the requested line item “cash and cash equivalents” with a double underline and to remove the “total liabilities and equity” line item. The Company has also revised the disclosure to replace “total liabilities” with details of its long term debt, but the Company may further revise this disclosure in a future pre-effective amendment once the Company has entered into debt financing transactions that will also be further described in such pre-effective amendment, which the Company currently expects to do in 2025.

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

11.
Please expand your disclosures to clearly communicate the extent to which your revenue variances were impacted by changes in prices and by changes in sales volume. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K. For example, on page 79 you disclose that the increase in Building Materials segment revenues in 2023 was mainly attributable to improved organic growth in volumes in cement and aggregates and improved price growth across most markets and product lines. Please separately quantify the amount related to change in price versus change in volume. Additionally, please quantify any offsetting factors, such as the decline in revenue from commercial roofing systems in 2023 which offset the overall increase in Building Envelope segment revenues.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79, 80, 82, 83 and 84 of Amendment No. 1 accordingly.

Intellectual Property, page 96 (Business)

12.
We note the disclosure in this section about trademarks and patents. Please expand your disclosure to include a discussion of the duration and effects of your trademarks and patents. See Item 101(c)(iii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 103 of Amendment No. 1 to provide additional information regarding the duration and effects of the Company’s trademarks and patents.

Legal Proceedings, page 100 (Business)

13.	Please tell us why the disclosure in this section does not mention the disclosure in Note 15 on page 43 of Holcim’s 2024 Half-Year Report on Holcim’s website.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor any of its subsidiaries is a party to the legal proceedings mentioned in Note 15 on page 43 of Holcim’s 2024 Half-Year Report on Holcim’s website, nor is any of the Company’s or its subsidiaries’ property subject to these legal proceedings. The Company intends that all liability associated with these legal proceedings will remain with Holcim, and the Company will not retain any liabilities associated with these legal proceedings following the distribution. If the proposed allocation of liability associated with these legal proceedings changes prior to the effectiveness of the Registration Statement, the Company will revise the disclosure appropriately in a future pre-effective amendment.

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Executive and Director Compensation, page 107

14.	Please revise to provide the information for the fiscal year ended 2023 in your next amendment, if you have identified your named executive officers and directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the information for the appropriate fiscal year in a future pre-effective amendment once the Company has identified its named executive officers and directors, which the Company currently expects to do in January of 2025.

Tax Matters Agreement, page 111 (Certain Relationships and Related Person Transactions)

15.
Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please quantify the scope of the indemnification obligations to Parent or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of Amendment No. 1 to address the Staff’s comments.

Notes to Combined Financial Statements
Note 3 – Revenue, page F-21

16.
You disclose on page F-11 that a performance obligation may be satisfied at a point in time, usually for promises to transfer goods, or over time, typically for promises to transfer services or for construction-related activities. Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of revenue (i.e., product and service) and timing (i.e., at a point in time and over time). Refer to ASC 606-10-50-5 and also see ASC 606- 10-55-89 through 91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s disaggregation of revenue by product lines most appropriately depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Products and services belonging to the same product line are similarly impacted by varying economic factors due to shared risk characteristics (such as seasonality), distribution channels, customer bases and the overall nature of the product or service.

The Company has evaluated the guidance in ASC 606-10-55-90, which discusses factors an entity should consider when selecting the type of information to use to disaggregate revenue, including each of the following:

a.	disclosures presented outside the financial statements (such as in earnings releases, annual reports or investor presentations);

b.	information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments; and

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

c.
other information that is like the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

In applying the disaggregation framework, the Company also looked to ASC 606-10-55-91 and considered certain categories that ASC 606-10-55-91 indicates may be appropriate for disaggregation purposes, including (a) the type of good or service, (b) geographic region, (c) market or consumer type, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services and (g) sales channels.

As it relates to service revenues and over time recognition revenue streams, the Company considered the overall significance of such activity. Over time revenues are related to the Company's construction-related activities and contracts within the Building Materials segment, which are primarily short-term in nature. Approximately 60% of the over time revenues is derived from construction contracts completed within each reporting period. For the years ended December 31, 2023, 2022 and 2021, over time revenues were $557 million, $529 million and $499 million, respectively, representing approximately 5%, 5% and 6% of total revenues, respectively. The Company considered disaggregation by the timing of revenue and concluded that such presentation is not meaningful, nor is the best depiction of the nature, amount, timing and uncertainty of revenues and cash flows. Accordingly, the Company has revised the disclosure on page F-11 of Amendment No. 1 to describe that over time revenues are related to construction-related activities and contracts, which are primarily short-term in nature, and a majority of the over time revenues is derived from construction contracts completed within each reporting period.

Note 8 - Goodwill and Intangible Assets, Net, page F-29

17.
You disclose that based upon the results of the qualitative and quantitative assessments, you concluded that the fair values of each of your reporting units as of December 31 2023, 2022, and 2022 were greater than their carrying values. Please revise to state whether the fair values of your reporting units “substantially exceed” the respective carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, please revise your Critical Accounting Policies and Estimates section of MD&A to disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s) exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be excepted to negatively affect the key assumptions. See guidance in Item 303(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of Amendment No. 1 accordingly.

Note 17. Commitments and Contingencies, page F-48

18.
We note your disclosure on page F-48 that consistent with industry practice, the Company provides warranties on many of its products. We also note the disclosure that you estimate future warranty costs based on historical trends and product sales, but may fail to accurately estimate those costs. Please revise your notes to the financial statements to include disclosures required by ASC 460-10-50-8, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that assurance warranty expense is approximately $15 million for the years ended December 31, 2023, 2022 and 2021 and that the assurance warranty liability is less than $25 million, each of which the Company considers immaterial. The Company advises the Staff that it will continue to monitor warranty costs and will adjust disclosures accordingly, if necessary.

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

Exhibits

19.
Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, such as material debt financing transactions and material commercial agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file all material contracts required by Item 601(b)(10) of Regulation S-K, such as material debt financing transactions and material commercial agreements, in one or more future pre-effective amendments. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

General

20.
The cross-reference sheet between the Information Statement and items of Form 10 omits a number of sections of the Information Statement, such as the Questions and Answers section. Please revise to specifically incorporate by reference the sections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cross-reference sheet to Amendment No. 1 accordingly.

General

21.
We note that your Information Statement includes a number of blanks and references to information that will be filed by amendment. Please fill in these blanks and missing information with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including completing all remaining blanks, in one or more future pre-effective amendments.  The Company recognizes that all blanks must be completed sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review and that the Staff may have further comments once it has reviewed any additional disclosure.

***

Division of Corporation Finance
Securities and Exchange Commission
October 31, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3743 or brandon.vandyke@skadden.com.

Very truly yours,
/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP Samuel Cammer, Skadden, Arps, Slate, Meagher & Flom LLP Urs Kägi, Bär & Karrer AG Lukas Studer, Director, Evertect AG